UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

Date: March 2, 2006

Commission File Number 333-112764

STRATUS TECHNOLOGIES INTERNATIONAL, S.à r.l.

(Translation of registrant’s name into English)

123, Avenue de X Septembre, L-2551 Luxembourg

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(7) :____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐        No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-____

STRATUS TECHNOLOGIES INTERNATIONAL, S.à r.l.

Form 6-K

Item	Page

Item 1. Press Release Announcing Refinancing Plans	3

Signatures	4

Item 1. Press Release Announcing Refinancing Plans

Stratus Technologies Announces Refinancing Plans

MAYNARD, Mass., Feb. 27, 2006 – Stratus Technologies, Inc. (“Stratus”) announced that it and its affiliate, Stratus Technologies Bermuda Ltd., have received commitments for new credit facilities in the aggregate principal amount of $330 million, consisting of (i) a senior first lien secured term loan facility in the amount of $175 million, (ii) a senior first lien secured revolving credit facility in the amount of $30 million and (iii) a senior second lien secured term loan facility in the amount of $125 million.

Stratus also announced that its fourth quarter and fiscal year 2006 ended yesterday on February 26, 2006, and the that results are not yet complete and will be undergoing audit in the next few weeks. Stratus expects fourth quarter revenues to be in the same range as the fiscal 3rd quarter, with a continued shift in revenues towards the ftServer® line. In addition, Stratus announced that its latest estimate of annualized savings related to the 10-year joint product development and server supply agreement entered into with NEC is $13.3 million.

Stratus also announced that it expects to launch a tender offer for all of its outstanding 10.375% Senior Notes due 2008. Proceeds from the new credit facilities will be used, in part, to fund the proposed tender offer. The terms and conditions of the tender offer will be announced at a later time and will be contained in an offer to purchase. The tender offer will be conditioned upon entering into the new credit facilities.

This announcement is not an offer to purchase securities, a solicitation of an offer to purchase securities, or a solicitation of an offer to sell securities.

About Stratus

Stratus Technologies is a global solutions provider focused exclusively on helping its customers achieve and sustain the availability of information systems that support their critical business processes. Based upon its 25 years of expertise in server and services technology for continuous availability, Stratus is a trusted solutions provider to customers in telecommunications, financial services, banking, manufacturing, life sciences, public safety, transportation & logistics, and other industries.

Forward-Looking Statements: This press release may contain forward-looking statements (within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended). You are cautioned that such forward-looking statements are not guarantees of future performance and involve a number of risks and uncertainties that could cause actual results to differ materially from those described in such forward-looking statements.

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Investor Relations Contact

Robert C. Laufer

Senior	Vice President, CFO
Stratus	Technologies
978-461-7343
bob.laufer@stratus.com

©2006 Stratus Technologies Bermuda Ltd. All rights reserved.

Stratus and ftServer are registered trademarks of Stratus Technologies Bermuda Ltd. The Stratus Technologies logo is a trademark of Stratus Technologies Bermuda Ltd. All other marks are the property of their respective owners.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STRATUS TECHNOLOGIES INTERNATIONAL, S.à r.l. (Registrant)

Date: March 2, 2006	By:	/S/ GRAHAM DAVID MCGREGOR-SMITH
Name: Graham David McGregor-Smith Title: Manager